MILLICOM INTERNATIONAL CELLULAR S.A.

March 23, 2007

VIA EDGAR SUBMISSION AND FACSIMILE

Re:	Millicom International Cellular S.A., Form 20-F for the Year ended
December 31, 2005, Filed May 06, 2006 (File No. 000-22828)

Mr. Andrew Mew
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Mew:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated March 13, 2007 (the “Comment Letter”) regarding the above referenced-filing on Form 20-F (the “20-F”) of Millicom International Cellular S.A. (“Millicom”).

Set forth below are the responses to the Staff’s comments numbered 1 through 6, as set forth in the Comment Letter.

Form 20-F For the Year Ended December 31, 2005

General

1.	We note your response to comment 10. However, since there was no impairment, we do not understand your rationale for following the guidance in IAS 16.65 and 66 when accounting for the equipment price reduction. Explain to us why you do not record the equipment purchased with purchase credits at the reduced cost in accordance with the guidance in paragraph 16(a) of IAS 16.

We view our particular situation with Ericsson as being made up of three independent economic events: (1) the purchase of the original equipment, (2) the receipt of liquidated damages as a result of a breach of contract and (3) the subsequent purchase of additional equipment. The presence or absence of the Liquidated Damages clause in the contract does not, in substance, affect the cost basis of the assets originally purchased or the cost basis of the assets subsequently purchased. The potential compensation was not factored into the price of the contract, as the contract was negotiated in good faith, with the expectation that the agreed-upon deadlines would be met. In fact, if the Liquidated Damages clause had not been included in the contract, we would have pursued compensation from the supplier through legal recourse and any settlement awarded as a result would have been recognized in income.

Further, as the liquidated damages were negotiated in order to compensate Millicom for the loss of profit opportunities incurred due to the delay of the equipment delivery we viewed the compensation received as being akin to business interruption insurance, which upon receipt would be recognized in income.

We could not find any authoritative literature that was exactly on point to our particular case. We considered paragraph 16(a) of IAS 16 as part of our analysis, but concluded that the terms of the contract, which specifically provide for liquidated damages as compensation for contract delays, precluded us from applying the guidance in paragraph 16(a). We would like to emphasize that the compensation received was not considered a trade discount or rebate granted in the normal course of business, as the purpose of the credit was not to reward Millicom for past purchases or to incentivize Millicom for future purchases. The compensation was granted due to the failure of the supplier to comply with the terms of our original agreement. Per the original agreement, the supplier agreed to pay Millicom a certain cash amount as liquidated damages in the event of a delay in equipment delivery. The agreement was later amended and gave Millicom the option to apply the cash towards future purchases from the supplier. This option enabled us to increase the value of the compensation. The credit vouchers were merely a means of receiving the compensation. The fact that the compensation was received in the form of credit vouchers and not cash should not change the economic substance.

Consequently, we recognized the liquidated damages as other income.

2.	In regard to the above comment, please tell us how you accounted for the equipment purchase credits under US GAAP. Please cite the authoritative accounting literature that supports your policy.

At the time, we could not find any authoritative literature under US GAAP either that was exactly on point to our particular case. In order to support the cost of the acquired assets, we have considered FASB Concepts Statement No. 6, paragraph 26, footnote 19 which defines an asset’s cost as “the sacrifice incurred in economic activities--that which is given up or forgone to consume, to save, to exchange, to produce, and so forth. For example, the value of cash or other resources given up (or the present value of an obligation incurred) in exchange for a resource measures the cost of the resource acquired.”

In the case of the compensation received from the supplier, the contractual amounts to be paid to the supplier by Millicom for the original equipment were not changed as a result of the liquidated damages and the amounts to be paid to the supplier for the subsequent purchases of equipment were, in substance, not changed as a result of the liquidated damages. As mentioned above under the IFRS treatment, the credit vouchers were a means to receive the liquidated damages and the compensation could instead have been received in cash. The payment of the compensation was not dependent on a subsequent purchase.

Further, we considered EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor,” but found that this literature was not directly on point, as it referenced payments from vendors to customers, which may be inferred to be akin to incentive payments either to reward a customer for past transactions or to motivate a customer to continue or grow its existing relationship. This is not the case with the liquidated damages received from Ericsson, which was to compensate for lost revenue and not to incentivize Millicom.

Accordingly, we considered that under US GAAP there was no authoritative literature on point with our facts that would contradict the IFRS accounting treatment for liquidated damages. Therefore, no reconciling item was included in the US GAAP reconciliation.

3.	We note your response to comment 11. Explain to us your basis under IAS 18 for recognizing connection fees for pre-paid services based on the usage of minutes. Include in your response the significant terms of the pre-paid contracts that support your accounting.

Millicom operates in emerging markets where the affordability of our products is critical to our success. Our business model is to offer mainly affordable prepaid airtime. We make our profits on selling this recurring airtime at very low denomination reloads rather than on upfront connection fees. Because of the low denominations sold, the airtime is normally used in a short period of time, typically 15 to 30 days.

The prepaid SIM cards that Millicom sells are solely a means to deliver the initial airtime to the customer. There is substantially no difference between the sales of the initial SIM cards and the sales of the recurring scratch cards. There are no separate connection fees charged to the customer. All prepaid revenue is deferred and amortized based on the usage of the airtime.

We do not have prepaid contracts with our customers. There is a general offer with terms, but no physical contract signed with customers. The acquisition of the prepaid SIM card is the only evidence of acceptance of the offer. The price in the offer supports the assertion above that there is no substantial difference between the initial SIM card and the scratch cards.

Summary of Consolidation and Accounting Policies
2.19 Revenue Recognition
Equipment Revenues, page F-20

4.
We note your disclosures that “revenue is recognized when the significant risks and rewards of ownership of handsets and accessories have been passed to the buyer”. We also note from Note 17 on page F-49 that you held the handsets as inventory, and that you have recorded an inventory write-down of $1.3 million in 2005. So that we may better understand your accounting, disclose, in further detail, how you account for the loss on the sale of handsets under both IFRS and US GAAP. If your accounting policies are different under IFRS and US GAAP, advise us where you have recorded the difference in Note 37. If not, please explain to us why.

The accounting for the loss on the sale of handsets is the same under IFRS and US GAAP. The only difference is in the classification of the loss, as explained below.

Handsets can be sold to customers in 2 different transactions:
•  as part of a bundled offer with other elements or
•  separately.

If handsets are sold separately, normally no loss is incurred because the inventory is carried at cost and the handset is sold at fair value (above cost).

If the handsets are sold as part of a bundled offer, the handset is expected to be recovered through service airtime revenue and a loss is not anticipated. Further, due to the competitive nature of the mobile business, promotional discounts applied to a sale are unknown both in timing and value until the actual sale. Accordingly, any loss on the sale of handsets, due to handset subsidies, is recognized at the time of sale and is considered a cost to acquire a new subscriber and accordingly classified under marketing expenses under IFRS. However, under US GAAP, similar to other customer acquisition costs, the loss on the sale of handsets is classified under cost of sales as disclosed under item 12 of Note 37.

We would like to clarify the fact that the write-down of inventory of $1.3 million referred to above was due to obsolescence and was not related to this process. Our policy for valuing inventory is described in Note 2 of the consolidated financial statements.

Note 37. Reconciliation to U.S. GAAP, page F-80

5.
Regarding your response to our previous comment 11, please provide us your SAB 108 materiality analysis that addresses, in quantified detail, each affected period. In addition, when restatement is not necessary, you should clearly describe the nature of the reconciling item rather than identifying it as “other” and implying that it consists of several adjustments.

Please find below our SAB 108 analysis on prior years, considering quantitative effects using both the rollover and the iron curtain methods. Please note that in 2005 there was no difference between the IFRS and US GAAP balance sheet impact of the connection fee deferral as prior years’ errors were corrected cumulatively (all amounts in thousands USD):

	2003	2004	2005
Rollover method	1,535	998	(2,890)
As a % of revenue from continuing operations - US GAAP	.38%	.11%	.23%
As a % of net profit from continuing operations - US GAAP	2.65%	.52%	2.57%

Iron curtain method	1,892	2,890	-

	2003	2004	2005
As a % of revenue from continuing operations - US GAAP	.47%	.31%	-
As a % of net profit from continuing operations - US GAAP	3.26%	1.5%	-

After reviewing the above amounts and related percentages it was determined that the effect of these adjustments using either approach was not material. We also refer you to the SAB 99 materiality considerations in our previous response.

The Staff’s comment regarding clearly describing the nature of a reconciling item rather than identifying it as “other,” implying that it consists of several adjustments, is well noted.

6.
We note your response to our previous comment 13 however we remain unclear regarding the basis for your common control conclusion under US GAAP. Please explain in greater detail the facts and circumstances that form the basis for your conclusion. Identify for us in your response the controlling party and the basis of their control over all of the international cellular properties combined to form the Group.

Following receipt of comment 13 in the comment letter dated November 14, 2006, we further investigated the basis of our conclusion back in 1990.

At the time that Millicom was formed (1990), we relied on the underlying concepts of APB 16, Business Combinations, as elaborated on subsequently in SFAS 141, Business Combinations, that in order to apply new basis accounting, a change in control must have occurred. Specifically, paragraph 11 of APB 16 states that the purchase method accounts for a business combination as the acquisition of one company by another. Paragraph 18 further defines an acquisition as having one company clearly as the dominant and continuing entity and one or more other companies ceasing to control their own assets and operations because control passes to the acquiring corporation. There was clearly no change of control resulting from the formation of Millicom, as both contributing parties, Industriforvaltnings AB Kinnevik (Kinnevik), a company established in Sweden, and Millicom Incorporated (Millicom Inc.), a corporation established in the United States of America, retained control. Please also note that Kinnevik and Millicom Inc. were related parties, as significant shareholders in both Kinnevik and Millicom Inc.

       were similar. Consequently, we concluded that the use of the purchase method was not appropriate.

This conclusion is as well supported by SAB 48 (Topic 5G), under which the transfer of non monetary assets to a company by its promoters or shareholders in exchange for stock prior to or at the time of the company’s initial public offering normally should be recorded at the transferor’s historical cost basis rather than at the current fair value of the assets transferred.

Further, in the Staff’s comment letter dated December 3, 1993 concerning Millicom International Cellular S.A.’s - Amendment N°1 to Form F-4 filed on November 22, 1993 - File N° 33-69774 and our response to such letter dated December 7, 1993 (see copies of both letters attached for your convenience), the Staff addressed the above matter in the following terms: “With respect to the valuation of the Investments, supplementally advise the staff of the specific basis under the International Accounting Standards which permits an enterprise to value assets received from its promoters/shareholders at fair value or appraisal value rather than the transferors’ historical cost basis.” Our response of December 7, 1993 did not subsequently raise any further comment from the Staff on that matter, nor did it question the US GAAP treatment at that time.

* * * *

Millicom understands that: (i) It is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and (iii) It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for the Staff’s assistance in this matter and hope that the Staff is satisfied with our responses to the issues raised.

Please do not hesitate to call me, David Sach, with comments or questions.

Yours sincerely,

/s/ David Sach

Name David Sach Title Chief Financial Officer